U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Rule 13d-1(d))*

                              ENGLOBAL CORPORATION
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    293306106
                                    ---------
                                 (CUSIP Number)

                               Natalie S. Hairston
                    654 N. Sam Houston Parkway E., Suite 400
                            Houston, Texas 77060-5914
                                 (281) 878-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                December 31, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 293306106

(1)  Name of Reporting Person............................. William A. Coskey
     S.S. or IRS Identification No. of above person....... Intentionally omitted

(2)  Check the appropriate box if a member of a group*     (a)
                                                           (b)

(3)  SEC use only

(4)  Citizenship or place or organization................. United States

Number of shares beneficially owned by each reporting person with:

     (5)  Sole voting power............................... 100
     (6)  Shared voting power............................. 8,668,935
     (7)  Sole dispositive power.......................... 100
     (8)  Shared dispositive power........................ 8,668,935

(9)  Aggregate amount beneficially owned by each
     reporting person..................................... 8,669,035

(10) [ ] Check if the aggregate amount in row (9) excludes certain shares*

(11) Percent of class represented by amount in row (9)     31.6%

(12) Type of reporting person *                            IN


ITEM 1. NAME AND ADDRESS OF ISSUER

     (a)  Name of Issuer:
          ENGlobal Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          654 N. Sam Houston Parkway E., Suite 400
          Houston, Texas 77060-5914

ITEM 2.  NAME AND ADDRESS OF PERSONS FILING

     (a)  Name of Persons Filing:
          William A. Coskey

     (b)  Address of Principal Business Office or, if none,
          Residence:
          654 N. Sam Houston Parkway E., Suite 400
          Houston, Texas 77060-5914

     (c)  Citizenship:
          USA

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP Number:
          293306106

                               CUSIP NO. 293306106

(1)  Name of Reporting Person                              Alliance 2000, Ltd.
     S.S. or IRS Identification No. of above person        Intentionally omitted

(2)  Check the appropriate box if a member of a group*     (a)
                                                           (b)

(3)  SEC use only

(4)  Citizenship or place or organization                  United States

Number of shares beneficially owned by each reporting
person with:
     (5)  Sole voting power                                -
     (6)  Shared voting power                              8,668,935
     (7)  Sole dispositive power                           -
     (8)  Shared dispositive power                         8,668,935

(9)  Aggregate amount beneficially owned by each
     reporting person..................................... 8,668,935

(10) [ ] Check if the aggregate amount in row (9) excludes certain shares*

(11) Percent of class represented by amount in row (9)     31.6%

(12) Type of reporting person *                            PN


ITEM 1. NAME AND ADDRESS OF ISSUER

     (a)  Name of Issuer: ENGlobal Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          654 N. Sam Houston Parkway E., Suite 400
          Houston, Texas 77060-5914

ITEM 2. NAME AND ADDRESS OF PERSONS FILING

     (a)  Name of Persons Filing: Alliance 2000, Ltd.

     (b)  Address of Principal Business Office or, if none,
          Residence:
          654 N. Sam Houston Parkway E., Suite 400
          Houston, Texas
          77060-5914

     (c)  Citizenship:
          n/a

     (f)  Title of Class of Securities:
          Common Stock

     (g)  CUSIP Number:
          293306106

ITEM 3. THIS STATEMENT IS NOT FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c).

ITEM 4. OWNERSHIP

     (a)  Amount Beneficially Owned:

          Mr. Coskey beneficially owns 8,669,035 shares of the Issuer's Common Stock. Includes 8,668,935 shares of Common Stock held in the name of Alliance 2000, Ltd., whose general partner, BHC Management Corporation, is jointly owned by Mr. Coskey and his spouse. Mr. Coskey has shared power to vote and dispose of such shares. Of these shares, 1,615,000 are held subject to an Amended and Restated Option Pool Agreement pursuant to which options have been granted to certain employees of ENGlobal and its subsidiaries. Also includes 100 shares of Common Stock owned by Mr. Coskey purchased on June 16, 1998, at the time ENGlobal became listed with the American Stock Exchange. Mr. Coskey has a pecuniary interest in the shares beneficially owned by Alliance and has shared voting power and investment power over such shares and, thus, may be deemed to beneficially own such shares.

     (b)  Percent of Class: 31.6%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote
               100

          (ii) shared power to vote or to direct the vote
               8,668,935

         (iii) sole power to dispose or to direct the disposition of
               100

          (iv) shared power to dispose or to direct the disposition of
               8,668,935


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
        PERSON: Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10. CERTIFICATIONS: Not applicable.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:



Date: February 10, 2010



                                                /s/ William A. Coskey
                                                ---------------------
                                                William A. Coskey


                                                ALLIANCE 2000, LTD.


                                                /s/ William A. Coskey
                                                ---------------------
                                                William A. Coskey, President
                                                BHC Management Corp.
                                                General Partner
















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